SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W 106

(CUSIP Number)

Adam Suttin

J.W. Childs Associates, L.P.

1000 Winter Street, Suite 4300

Waltham, MA 02451

(617) 753-1100

Copies to:

Steven M. Peck

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W 106

1.	Names of Reporting Persons. John W. Childs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,251
	8.	Shared Voting Power 13,273,029
	9.	Sole Dispositive Power 326,251
	10.	Shared Dispositive Power 13,273,029
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,599,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,273,029
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,273,029
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,273,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,273,029
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,273,029
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,273,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Advisors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,254,242
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,254,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,254,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. Winter Street Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,254,242
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,254,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,254,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Fund III Co-Invest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,787
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,787
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Mattress Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,713,589
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,713,589
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,713,589
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 4 amends and supplements the Schedule 13D filed on April 18, 2014, as amended on December 19, 2014, January 15, 2015, and April 14, 2015 (as amended, this “Schedule 13D”). This Amendment No. 4 adds JWC Fund III Co-Invest, LLC as a Reporting Person and reports changes in beneficial ownership of the Common Stock of the Reporting Persons.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is amended and restated as follows:

This Schedule 13D is being filed jointly by and on behalf of the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

•	John W. Childs is Chairman and Chief Executive Officer of J.W. Childs Associates, L.P. (“JWC Associates LP”). Mr. Childs is a citizen of the United States of America.

•	J.W. Childs Associates, Inc. (“JWC Associates Inc.”) is a corporation incorporated in the State of Delaware. Mr. Childs is the sole shareholder, director and executive officer of JWC Associates Inc.

•	JWC Associates LP is a limited partnership organized in the State of Delaware. JWC Associates Inc. is the general partner of JWC Associates LP.

•	J.W. Childs Advisors III, L.P. (“GPLP”) is a limited partnership organized in the State of Delaware. JWC Associates LP is the general partner of GPLP.

•	Winter Street Opportunities Fund, L.P. (“WSOF”) is a limited partnership organized in the State of Delaware. GPLP is the general partner of WSOF.

•	JWC Fund III Co-Invest, LLC (“Co-Invest III”) is a limited liability company organized in the State of Delaware. Co-Invest III is a manager-managed limited liability company with JWC Associates LP as its manager.

•	JWC Mattress Holdings, LLC (“Mattress Holdings”) is a limited liability company organized in the State of Delaware. Mattress Holdings is a manager-managed limited liability company with JWC Associates Inc. as its manager.

Mr. Childs’s business address and the address of the principal office and principal business of each Reporting Person (other than Mr. Childs) is 1000 Winter Street, Suite 4300, Waltham, MA 20451. The Reporting Persons’ principal business is operating a private equity fund.

During the past five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is amended and restated as follows:

(a)-(b) The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 35,272,268 shares of Common Stock outstanding as of December 7, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 3, 2015 filed on December 8, 2015.

WSOF directly holds 540,653 shares of the Common Stock. Co-Invest III directly holds 18,787 shares of Common Stock. Mattress Holdings directly holds 12,713,589 shares of the Common Stock. WSOF and Co-Invest III hold approximately 97.3% and approximately 2.7%, respectively, of the membership interests in Mattress Holdings. WSOF holds approximately 26% of the membership interests in Co-Invest III. GPLP is the general partner of WSOF. JWC Associates LP is the general partner of GPLP and the manager of Co-Invest III. JWC Associates Inc. is the general partner of JWC Associates LP and the manager of Mattress Holdings. Mr. Childs is the sole shareholder, director and executive officer of JWC Associates Inc.

The John W. Childs 2013 Charitable Remainder Trust (the “Trust”) directly holds 326,251 shares of the Common Stock. Mr. Childs is the sole trustee of the Trust.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(c) Other than the purchase pursuant to the Febraury 2016 Purchase Agreement (as defined in Item 6), no other transactions in the Common Stock were effected by the Reporting Persons or any of the persons or entities named in Item 2 during the 60 days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is amended and supplemented by the addition of the following:

February 2016 Purchase Agreement

On February 3, 2016, WSOF, Co-Invest III and another person unaffiliated with the Reporting Persons entered into a share purchase agreement with the Issuer (the “February 2016 Purchase Agreement”), pursuant to which WSOF and Co-Invest III agreed to purchase from the Issuer 540,653 and 18,787 shares of Common Stock, respectively, at a purchase price of $19,328,344.80 and $671,635.25, respectively, reflecting a purchase price per share of $35.75 in each case. The parties consummated the purchase contemplated by the February 2016 Purchase Agreement on February 5, 2016.

The foregoing descriptions of the February 2016 Purchase Agreement is not complete and is qualified by reference to the February 2016 Purchase Agreement filed as Exhibit 5 to this Schedule 13D, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is amended and supplemented by the addition of the following:

Exhibit 5

Share Purchase Agreement dated February 3, 2016, by and among Mattress Firm Holding Corp., Winter Street Opportunities Fund, L.P., JWC Fund III Coinvest, LLC and R. Stephen Stagner. (incorporated by reference to

Exhibit 10.2 to the Issuer’s Form 8-K (file no. 001-35354) filed February 3, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John W. Childs
JOHN W. CHILDS

J.W. CHILDS ASSOCIATES, INC.

By:	/s/ Todd A. Fitzpatrick
Name:	Todd A. Fitzpatrick
Title:	Secretary

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
Name:	Todd A. Fitzpatrick
Title:	Secretary

J.W. CHILDS ADVISORS III, L.P.

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
Name:	Todd A. Fitzpatrick
Title:	Secretary

WINTER STREET OPPORTUNITIES FUND, L.P.

By:	J.W. Childs Advisors III, L.P., it general partner

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
Name:	Todd A. Fitzpatrick
Title:	Secretary

JWC FUND III CO-INVEST, LLC

By:	J.W. Childs Associates, L.P., its manager

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick
Name:	Todd A. Fitzpatrick
Title:	Secretary

JWC MATTRESS HOLDINGS, LLC

By:	/s/ David Fiorentino
Name:	David Fiorentino
Title:	Authorized Person

Date: February 9, 2016